
January 7, 2013

<u>Via E-mail</u>
John Hwang
Chief Executive Officer and Chief Financial Officer
AmbiCom Holdings, Inc.
500 Alder Drive
Milpitas, CA 95035

> **Re: AmbiCom Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Amendment No. 7 filed January 4, 2013**
> **File No. 333-182555**

Dear Mr. Hwang:

Our preliminary review of your amendment indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In particular, the disclosed financial information is not current as required by Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the amendment and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Please contact Mary Beth Breslin at (202) 551-3625 with any questions.

> Sincerely,
>
> /s/ Mary Beth Breslin for
>
> Amanda Ravitz
> Assistant Director

cc (via e-mail): Peter Campitiello